UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

SunPower Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

867652 406

(CUSIP Number)

Jonathan E. Marsh

Group U.S. Counsel

TOTAL S.A.

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

011-331-4744-4546

Copies to:

David J. Segre

Michael Occhiolini

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 867652 406	13D

(1)	NAMES OF REPORTING PERSONS Total S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 96,125,779
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 96,125,779
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,125,779
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.5%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*	Includes 9,531,677 shares of Common Stock issuable pursuant to a warrant issued by the Issuer to Purchaser on February 28, 2012 and 8,017,420 shares of Common Stock issuable upon conversion of the convertible debentures issued by Issuer to Purchaser on May 29, 2013, as described in Item 4. Percentage calculated based on 120,831,758 shares of Common Stock outstanding as of May 3, 2013 as reported by the Issuer in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2013.

CUSIP No. 867652 406	13D

(1)	NAMES OF REPORTING PERSONS Total Energies Nouvelles Activités USA
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 96,125,779
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 96,125,779
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,125,779
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.5%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*	Includes 9,531,677 shares of Common Stock issuable pursuant to a warrant issued by the Issuer to Purchaser on February 28, 2012 and 8,017,420 shares of Common Stock issuable upon conversion of the convertible debentures issued by Issuer to Purchaser on May 29, 2013, as described in Item 4. Percentage calculated based on 120,831,758 shares of Common Stock outstanding as of May 3, 2013 as reported by the Issuer in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2013.

Explanatory Note

This Amendment No. 6 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on June 23, 2011, as amended on July 1, 2011, November 21, 2011, December 23, 2011, February 2, 2012 and March 1, 2012 (the “Filing”), by the Reporting Persons relating to the Shares of the Issuer. Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

Items 1, 3, 4, 5, 6 and 7 of the Filing are hereby amended and supplemented as follows:

Item 1. Security and Issuer.

Item 1 is hereby amended to add the following information at the end of such Item:

On June 1, 2013, Total Gas & Power USA, SAS changed its name to Total Energies Nouvelles Activités USA. The address of Total Energies Nouvelles Activités USA is 24 Cours Michelet, 92800 Puteaux, France.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following information at the end of such Item:

As more fully described in Item 4, on May 22, 2013, the Issuer entered into the Debenture Purchase Agreement (as defined below) with Deutsche Bank Securities Inc., as representative of the purchasers (“DBSI”), relating to the issuance of $300 million of 0.75% senior convertible debentures due 2018 (the “Debentures”) by the Issuer. On May 29, 2013, Purchaser acquired $200 million principal amount of the Debentures for an aggregate consideration of $200 million. The Debentures are convertible at any time by Purchaser into Shares based on an initial conversion rate of 40.0871 Shares per $1,000 aggregate principal amount of Debentures. The funds for the purchase of the Debentures were obtained from Total’s general working capital.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following information at the end of such Item:

Debenture Purchase Agreement

On May 22, 2013, Issuer entered into a Purchase Agreement with DBSI (the “Debenture Purchase Agreement”) under which Issuer has agreed to sell $300 million in aggregate principal of Debentures to DBSI.

Amendment to the Registration Rights Agreement

In connection with the Debenture Purchase Agreement and the issuance of the Debentures, Issuer and Purchaser entered into an amendment to the Registration Rights Agreement (the “Amendment to Registration Rights Agreement”). The Amendment to Registration Rights Agreement extend the rights therein to the Debentures held by Purchaser by including the Debentures held by Purchaser, and securities issued upon conversion thereof, in the definition of “Registrable Securities” under the Registration Rights Agreement.

Item 5. Interest in Securities of the Issuer

Item 5(a) and 5(b) are hereby amended to add the following information at the end of such Items:

As a result of the issuance of the Debentures on May 29, 2013, the Reporting Persons became the beneficial owner of securities initially convertible into an additional 8,017,420 Shares. The Debentures are convertible at any time into Shares based on an initial conversion rate of 40.0871 Shares per $1,000 aggregate principal amount of Debentures.

As of May 29, 2013, the Reporting Persons beneficially owned 96,125,779 Shares (consisting of 78,576,682 Shares, the right to purchase 9,531,677 Shares pursuant to the Upfront Warrant and the right to acquire 8,017,420 Shares pursuant to the conversion of the Debentures), constituting approximately 69.5% of the 120,831,758 shares of Common Stock outstanding as of May 3, 2013, as reported by the Issuer in the Quarterly on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2013.

Item 5(c) is hereby amended to add the following information at the end of such Item:

As of May 29, 2013, other than the transactions disclosed in this Schedule 13D, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons listed on Schedule A has effected any transaction in the Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety to read as follows:

Items 3, 4 and 5 and Exhibits 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28, 29, 30, 31, 32, 33 and 34 are incorporated herein by reference.

Other than the transactions contemplated by the Tender Offer Agreement (as amended), the Affiliation Agreement (as amended), the Registration Rights Agreement (as amended), the Tenesol Term Sheet, the Tenesol Stock Purchase Agreement, the Private Placement Agreement, the Master Agreement (as amended), the Credit Support Agreement (as amended), the Liquidity Support Agreement, the Compensation and Funding Agreement (as amended), the Upfront Warrant, the Revolving Credit and Convertible Loan Agreement, the Private Placement Agreement entered into in connection with the Compensation and Funding Agreement, and the Debenture Purchase Agreement, including exhibits and schedules to such agreements, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and the persons listed on Schedule A and between such persons and any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as an Exhibit

The following documents are filed as exhibits:

Exhibit Number	Description

1	Joint Filing Agreement*

2	Tender Offer Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

3	Amendment to Tender Offer Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

4	Affiliation Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

5	Amendment to Affiliation Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

6	Guaranty, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

7	Guaranty, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

8	Credit Support Agreement, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

9	Amendment to Credit Support Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

10	Research & Collaboration Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

11	Amendment to Research & Collaboration Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

12	Registration Rights Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

13	Tenesol Stock Purchase Agreement, dated as of December 23, 2011, by and among Issuer, Purchaser and Total Energie Développement SAS, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

14	Private Placement Agreement, dated as of December 23, 2011, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

15	Master Agreement, dated as of December 23, 2011, by and among Purchaser, Total and Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

16	Second Amendment to Credit Support Agreement, dated as of December 12, 2011, by and between Total and Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

17	Second Amendment to Affiliation Agreement, dated as of December 23, 2011, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

18	Liquidity Support Agreement, dated February 28, 2012, by and among Issuer, Total and the U.S. Department of Energy, acting by and through the Secretary of Energy, incorporated herein by reference to Exhibit 10.89 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

19	Compensation and Funding Agreement, dated February 28, 2012, by and between Issuer and Total, incorporated herein by reference to Exhibit 10.90 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

20	Amendment No. 3 to Affiliation Agreement, dated February 28, 2012, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.91 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

21	Warrant to Purchase Common Stock, dated February 28, 2012, issued by Issuer to Purchaser, incorporated herein by reference to Exhibit 10.92 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

22	Revolving Credit and Convertible Loan Agreement, dated February 28, 2012, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.93 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

23	Private Placement Agreement, dated February 28, 2012, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.94 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

24	Form of Warrant to Purchase Common Stock, incorporated herein by reference to Exhibit 10.95 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

25	Form of Guarantee from Total and Bank, incorporated herein by reference to Exhibit 10.96 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

26	Form of Convertible Term Loan Note, incorporated herein by reference to Exhibit 10.97 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

27	Revolving Loan Note, dated February 28, 2012, issued by Issuer to Purchaser, incorporated herein by reference to Exhibit 10.98 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

28	Form of Terms Agreement incorporated herein by reference to Exhibit 10.99 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

29	Amendment No. 4 to Affiliation Agreement, dated August 10, 2012, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by the Issuer on November 2, 2012.

30	Amendment No. 1 to Compensation and Funding Agreement, dated August 10, 2012, by and between the Issuer and Total, incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by the Issuer on November 2, 2012.

31	Third Amendment to Credit Support Agreement, dated as of December 14, 2012, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.34 to the Annual Report on Form 10-K filed by the Issuer on February 25, 2013.

32	Amendment No. 1 to Master Agreement, dated February 20, 2013, by and among the Issuer and Total, incorporated herein by reference to Exhibit 10.98 to the Annual Report on Form 10-K filed by the Issuer on February 25, 2013.

33	Purchase Agreement, dated as of May 22, 2013, by and among the Issuer and Deutsche Bank Securities Inc., as representative of the initial purchasers. *

34	Amendment to Registration Rights Agreement, dated as of May 29, 2013, by and between Purchaser and the Issuer. *

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2013

TOTAL S.A.

By:	/s/ Humbert de Wendel
Name: Humbert de Wendel Title: Treasurer

TOTAL ENERGIES NOUVELLES ACTIVITÉS USA

By:	/s/ Bernard Clement
Name: Bernard Clement Title: President

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement*

2	Tender Offer Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

3	Amendment to Tender Offer Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

4	Affiliation Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

5	Amendment to Affiliation Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

6	Guaranty, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

7	Guaranty, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

8	Credit Support Agreement, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

9	Amendment to Credit Support Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

10	Research & Collaboration Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

11	Amendment to Research & Collaboration Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

12	Registration Rights Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

13	Tenesol Stock Purchase Agreement, dated as of December 23, 2011, by and among Issuer, Purchaser and Total Energie Développement SAS, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

14	Private Placement Agreement, dated as of December 23, 2011, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

15	Master Agreement, dated as of December 23, 2011, by and among Purchaser, Total and Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

16	Second Amendment to Credit Support Agreement, dated as of December 12, 2011, by and between Total and Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

17	Second Amendment to Affiliation Agreement, dated as of December 23, 2011, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

18	Liquidity Support Agreement, dated February 28, 2012, by and among Issuer, Total and the U.S. Department of Energy, acting by and through the Secretary of Energy, incorporated herein by reference to Exhibit 10.89 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

19	Compensation and Funding Agreement, dated February 28, 2012, by and between Issuer and Total, incorporated herein by reference to Exhibit 10.90 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

20	Amendment No. 3 to Affiliation Agreement, dated February 28, 2012, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.91 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

21	Warrant to Purchase Common Stock, dated February 28, 2012, issued by Issuer to Purchaser, incorporated herein by reference to Exhibit 10.92 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

22	Revolving Credit and Convertible Loan Agreement, dated February 28, 2012, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.93 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

23	Private Placement Agreement, dated February 28, 2012, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.94 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

24	Form of Warrant to Purchase Common Stock, incorporated herein by reference to Exhibit 10.95 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

25	Form of Guarantee from Total and Bank, incorporated herein by reference to Exhibit 10.96 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

26	Form of Convertible Term Loan Note, incorporated herein by reference to Exhibit 10.97 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

27	Revolving Loan Note, dated February 28, 2012, issued by Issuer to Purchaser, incorporated herein by reference to Exhibit 10.98 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

28	Form of Terms Agreement incorporated herein by reference to Exhibit 10.99 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

29	Amendment No. 4 to Affiliation Agreement, dated August 10, 2012, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by the Issuer on November 2, 2012.

30	Amendment No. 1 to Compensation and Funding Agreement, dated August 10, 2012, by and between the Issuer and Total, incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by the Issuer on November 2, 2012.

31	Third Amendment to Credit Support Agreement, dated as of December 14, 2012, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.34 to the Annual Report on Form 10-K filed by the Issuer on February 25, 2013.

32	Amendment No. 1 to Master Agreement, dated February 20, 2013, by and among the Issuer and Total, incorporated herein by reference to Exhibit 10.98 to the Annual Report on Form 10-K filed by the Issuer on February 25, 2013.

33	Purchase Agreement, dated as of May 22, 2013, by and among the Issuer and Deutsche Bank Securities Inc., as representative of the initial purchasers. *

34	Amendment to Registration Rights Agreement, dated as of May 29, 2013, by and between Purchaser and the Issuer. *

*	Filed herewith.